Annual Shareholder
Meeting Results

The Fund held its annual meeting of shareholders on December 16, 2010. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Re-election of Paul Belica – Class II to serve until 2012	6,215,021	139,136
Re-election of John C. Maney* – Class II to serve until 2012	6,231,186	122,971

James A. Jacobson, Hans W. Kertess, William B. Ogden, IV and Alan Rappaport continue to serve as Trustees.

*Interested Trustee